SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED

PURSUANT TO RULE 13d-1(a) AND AMENDMENTS

THERETO FILED PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 16)*

ARAMARK CORPORATION

(Name of Issuer)

Common Stock, Class A, $.01 Par Value Per Share

Common Stock, Class B, $.01 Par Value Per Share

(Title of Class of Securities)

Common Stock, Class B: 038521100

(CUSIP Number)

James C. Morphy, Esq.

Sullivan & Cromwell LLP

125 Broad Street

New York, New York 10004

(212) 558-4000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 1, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject Class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

Class B Common Stock CUSIP No. 038521100	13D	Page 2 of 6 Pages

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (Entities Only) Joseph Neubauer
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS PF1, OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2 (d) or 2 (e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 23,945,683 shares, Class A Common Stock[2] 23,945,683 shares, Class B Common Stock[3]
8. SHARED VOTING POWER None
9. SOLE DISPOSITIVE POWER 23,945,683 shares, Class A Common Stock[2] 23,945,683 shares, Class B Common Stock[3]
10. SHARED DISPOSITIVE POWER None

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 23,945,683 shares, Class A Common Stock[2] 23,945,683 shares, Class B Common Stock[3]
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 39.6% Class A Common Stock[4] 16.6% Class B Common Stock[4]
14.	TYPE OF REPORTING PERSON (See Instructions) IN

[1]	Some of the shares of Class A Common Stock are pledged to secure the line of credit disclosed in Item 6.

[2]	Includes (i) 122,386 shares, which represent the Reporting Person’s proportionate interest in the Class A Common Stock portion of a composite fund of the Issuer’s Retirement Savings Plan for Salaried Employees, (ii) 3,374,469 shares held by the Neubauer Family Foundation, and (iii) 50,000 shares issuable currently or within 60 days upon exercise of outstanding options.

[3]	Constitutes the 23,945,683 shares issuable upon conversion of the equal number of shares of Class A Common Stock beneficially owned by the Reporting Person.

[4]	Based on 60,467,469 shares of Class A Common Stock and 120,154,943 shares of Class B Common Stock outstanding at January 27, 2006, as reported in the Issuer’s Form 10-Q for the fiscal quarter ended December 30, 2005, filed with the Securities and Exchange Commission on February 8, 2006 (the “Reported Shares Outstanding”).

Class B Common Stock CUSIP No. 038521100	13D	Page 3 of 6 Pages

SCHEDULE 13D

This Amendment No. 16 amends the Schedule 13D, as amended, filed by Joseph Neubauer (the “Reporting Person”) with the Securities and Exchange Commission on March 3, 2005.

Item 1.	Security and Issuer.

This Amendment No. 16 relates to the Class A common stock, par value $0.01 per share (the “Class A Common Stock”), and the Class B common stock, par value $0.01 per share (the “Class B Common Stock”), of ARAMARK Corporation (the “Issuer”). The principal executive offices of the Issuer are located at ARAMARK Tower, 1101 Market Street, Philadelphia, Pennsylvania 19107.

Each share of Class A Common Stock is convertible at the option of the Reporting Person into one share of Class B Common Stock. Therefore, the Reporting Person is deemed to beneficially own the shares of Class B Common Stock into which his Class A Common Stock (including shares of Class A Common Stock issuable currently, or within 60 days, upon the exercise of outstanding stock options) are convertible. In addition, subject to certain exceptions set forth in the Issuer’s Amended and Restated Certificate of Incorporation, a transfer of Class A Common Stock will result in the automatic conversion of Class A Common Stock into Class B Common Stock. To the extent any shares of Class A Common Stock beneficially owned by the Reporting Person are converted into Class B Common Stock, the Reporting Person’s beneficial ownership of Class A Common Stock will be reduced by an equal number of shares.

Item 2.	Identity and Background.

(a)	The name of the person filing this Amendment No. 16 is Joseph Neubauer.

(b)	The Reporting Person’s business address is c/o ARAMARK Corporation, ARAMARK Tower, 1101 Market Street, Philadelphia, Pennsylvania 19107.

(c)	The Reporting Person is Chairman of the Board of Directors and Chief Executive Officer of the Issuer, ARAMARK Tower, 1101 Market Street, Philadelphia, Pennsylvania 19107.

(d)	During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

(e)	During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in the Reporting Person being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	The Reporting Person is a citizen of the United States of America.

Item 3.	Source and Amount of Funds and Other Consideration.

It is anticipated that funding for the Proposal (as defined in Item 4 below) will be in the form of (1) cash contributed to the acquisition vehicle formed by the Investors (as defined in Item 4 below) and (2) debt financing. In addition, it is anticipated that a portion of the shares of Class A Common Stock and Class B Common Stock currently held by the Reporting Person will be contributed to the acquisition vehicle. Members of the Issuer’s senior management team also may contribute shares of Class A Common Stock or Class B Common Stock to the acquisition vehicle. The description of the Proposal set forth in Item 4 below is incorporated by reference in its entirety into this Item 3.

Class B Common Stock CUSIP No. 038521100	13D	Page 4 of 6 Pages

The Investors have obtained a “highly confident” letter regarding debt financing, as described in the Proposal Letter (as defined in Item 4 below). A copy of the “highly confident” letter is filed as Exhibit 7.02 to this Amendment No. 16 to the Reporting Person’s Schedule 13D, and is incorporated by reference into this Item 3.

Item 4.	Purpose of Transaction.

On May 1, 2006, the Reporting Person delivered a letter (the “Proposal Letter”) to the Board of Directors of the Issuer in which it was proposed that the Reporting Person, together with investors that are expected to include funds managed by GS Capital Partners, J.P. Morgan Partners, Thomas H. Lee Partners, and Warburg Pincus LLC (collectively, the “Investors”), would offer to acquire by merger, for a purchase price of $32.00 in cash per share, all of the outstanding shares of the Issuer’s Class A Common Stock and Class B Common Stock, other than any shares held by any of the Investors and members of the Issuer’s senior management team that are to be invested in the transaction (the “Proposal”).

As described in the Proposal Letter, the Investors anticipate that the Issuer will establish a special committee of independent directors authorized to retain independent financial and legal advisors (the “Special Committee”) to consider the Proposal. To facilitate that review, the Investors intend to provide shortly (1) equity and debt commitment letters for all amounts necessary to effect the transaction and (2) a proposed merger agreement that they would be prepared to enter into. The Investors noted that they are prepared to move very quickly to finalize the definitive transaction and related documents. No binding obligation on the part of the Investors or the Issuer will arise with respect to the proposal or any transaction unless and until a definitive merger agreement satisfactory to the Investors and recommended by the Special Committee and approved by the Issuer’s Board of Directors is executed and delivered.

A copy of the Proposal Letter is filed as Exhibit 7.01 to this Amendment No. 16 to the Reporting Person’s Schedule 13D, and is incorporated by reference into this Item 4.

Item 5.	Interest in Securities of the Issuer.

(a)	The aggregate number of shares of Class A Common Stock beneficially owned by the Reporting Person as of the date hereof is 23,945,683. These shares include (i) 122,386 shares, which represent the Reporting Person’s proportionate interest in the Class A Common Stock portion of a composite fund of the Issuer’s Retirement Savings Plan for Salaried Employees (with respect to which the Reporting Person has sole voting and disposition power), (ii) 3,374,469 shares held by the Neubauer Family Foundation (the “Foundation”), of which the Reporting Person is a co-trustee and effectively has sole voting and dispositive power, and (iii) 50,000 shares issuable currently or within 60 days upon exercise of outstanding options. Each share of Class A Common Stock is convertible at the holder’s option into one share of Class B Common Stock of the Issuer. In addition, subject to certain exceptions set forth in the Issuer’s Amended and Restated Certificate of Incorporation, a transfer of a share of Class A Common Stock will result in the automatic conversion of such share into one share of Class B Common Stock. Upon conversion of any shares of Class A Common Stock, beneficial ownership of Class A Common Stock will be reduced by the number of shares converted.

The aggregate number of shares of Class B Common Stock beneficially owned by the Reporting Person as of the date hereof is 23,945,683. These shares constitute the 23,945,683 shares issuable upon conversion of the equal number of shares of Class A Common Stock beneficially owned by the Reporting Person.

The percentage of outstanding Class A Common Stock and Class B Common Stock beneficially owned by the Reporting Person (determined in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), based on the Reported Shares Outstanding, is approximately 39.6% and 16.6%, respectively.

The Reporting Person effectively has sole power to vote and sole power to dispose or direct the disposition of the 23,945,683 shares of Class A Common Stock and the 23,945,683 shares of Class B Common Stock referenced in the preceding paragraphs.

Class B Common Stock CUSIP No. 038521100	13D	Page 5 of 6 Pages

As a result of the matters described in Item 4 above, the Reporting Person may be deemed to constitute a “group”, within the meaning of Section 13(d)(3) of the Exchange Act, with GS Capital Partners, J.P. Morgan Partners, Thomas H. Lee Partners, Warburg Pincus LLC, and certain of their affiliates. As a result, the Reporting Person may be deemed to beneficially own any shares of Class A Common Stock and Class B Common Stock that may be beneficially owned by such persons. The Reporting Person does not have affirmative information about any such shares that may be beneficially owned by such persons. The Reporting Person hereby disclaims beneficial ownership of any shares of Class A Common Stock or Class B Common Stock that may be beneficially owned by GS Capital Partners, J.P. Morgan Partners, Thomas H. Lee Partners or Warburg Pincus LLC, and their respective affiliates.

(b)	In the past 60 days, the Reporting Person has effected the following transactions in the Issuer’s Class A Common Stock and Class B Common Stock:

On March 10, 2006, the Reporting Person acquired 291 shares of the Class A Common Stock portion of the Issuer’s Retirement Savings Plan for Salaried Employees pursuant to a dividend equivalent contribution.

On March 1, 2006, the Reporting Person gifted an aggregate of 19,806 shares of Class A Common Stock in twenty-two separate gifts.

(c)	Bank 1 (as defined in Item 6 below) has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Pledged Shares (as defined in Item 6 below) that have been pledged to Bank 1. Such Pledged Shares represent less than 5% of the Class A Common Stock and less than 5% of the Class B Common Stock. The Foundation has the right to receive, or the power to direct the receipt of dividends from, or the proceeds from the sale of, the 3,374,469 shares of Class A Common Stock and Class B Common Stock beneficially owned by the Foundation.

(d)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The description of the Proposal set forth in Item 4 above is incorporated by reference in its entirety into this Item 6.

The Reporting Person has pledged 920,538 shares of the Class A Common Stock described in Item 5 above (the “Pledged Shares”) to a bank (“Bank 1”) to secure borrowings by the Reporting Person from time to time outstanding under a line of credit made available by such Bank. In connection with a line of credit provided by another bank (“Bank 2”), the Reporting Person agreed, with respect to 999,999 shares of Class A Common Stock maintained in an account with Bank 2, not to create or permit any lien or other encumbrance on such shares. The relevant agreements with Bank 1 and Bank 2 were previously filed as exhibits to Amendment No. 9 to this Schedule 13D.

Item 7.	Material to be Filed as Exhibits.

Exhibit 7.01.	Proposal Letter, dated May 1, 2006.

Exhibit 7.02.	Highly Confident Letter, dated April 30, 2006.

Class B Common Stock CUSIP No. 038521100	13D	Page 6 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 1, 2006

/s/ JOSEPH NEUBAUER
Joseph Neubauer